
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 11, 2015

<u>Via E-mail</u>
Paul Rosenberg
Chief Executive Officer
mCig, Inc
433 North Camden Drive, 6th Floor
Beverly Hills, CA 90210

> **Re: mCig, Inc.**
> **Amendment No. 4 to Form 10-K for Fiscal Year Ended April 30, 2014**
> **Filed January 30, 2015, as amended**
> **Amendment to No. 3 to Form 10-Q for Fiscal Quarter Ended July 31, 2014**
> **Filed January 30, 2015, as amended**
> **Response dated January 30, 2015**
> **File No. 333-175941**

Dear Mr. Rosenberg:

We have reviewed your amended filings and have the following comment. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Form 10-Q for Fiscal Quarter Ended July 31, 2014

Certifications

1.   Please furnish the certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act.

You may contact Robert Shapiro, Staff Accountant at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Attorney Advisor at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        William Robinson Eilers, Esq.
        Joseph Emas, Esq.